

Mailstop 3233

August 8, 2016

Via E-mail
Mr. P. Scott Stubbs
Chief Financial Officer
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

> **Re:** **Extra Space Storage Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-32269**
>
> **Form 8-K**
> **Filed July 27, 2016**
> **File No. 001-32269**

Dear Mr. Stubbs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 43

1.   We note that your reconciliation to Funds from operations attributable to common stockholders begins with Net income attributable to common stockholders. However, the reconciliation adds back income allocated to Operating Partnership noncontrolling interests. It appears that your FFO measure represents FFO on a company-wide basis. Please clarify and/or revise your presentation and labeling of the measure in future filings to adequately reflect what is being presented.

Same-Store Results, page 43

2.   Please tell us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K with regard to your disclosure of same-store net operating income. This comment should also be applied to the same-store presentation within your quarterly earnings release.

Form 8-K filed July 27, 2016

Exhibit 99.1

3.   We note that in your quarterly earnings release you focus on key non-GAAP financial measures more prominently than GAAP measures, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 102.10). Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities